File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

(Filed August 27, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated August 27, 2007

Release

 Vitro Transaction to Increase Ownership Stake in Vitro AFG to

 100 Percent has been approved by the Mexican Federal Antitrust Authorities

San Pedro Garza Garcia, Nuevo Leon, Mexico, August 27, 2007. - Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA) announced today that the transaction to acquire in its entirety all the capital stock of the Mexican company Vitro AFG, S.A. de C.V. (Vitro AFG) by Vitro's subsidiary Vimexico, S.A. de C.V. (Vimexico), has been approved by the Mexican Federal Antitrust Authorities.

As announced on July 24, 2007, the Company exercised its right to purchase its partner AFG Industries Inc. 50% stake for US$6 million. Vitro AFG owns a float glass manufacturing facility located in Mexicali, Baja California, Mexico.

Vitro AFG was a 50/50 joint venture between Vimexico and AFG Industries, a subsidiary of the Japanese company Asahi Glass Co. Limited. The joint venture was established to supply the United States and Mexican construction markets with a wide range of flat glass products, from the traditional 2 mm clear glass to 12 mm thick glass. The joint venture began operations on November 18, 2003 with a co investment of approximately US$100 million.

"This transaction will significantly strengthen our market position, as we expecto too further benefit from the dynamic growth of the architectural glass market in Mexico. The addition of this significant manufacturing capacity allows us to serve our customer's requirements and exceed their expectations within Mexico and abroad. Close to 78,000 tons per year of additional capacity of float glass will be dedicated to the Mexican market and exports", said Hugo Lara, President of Vitro's Flat Glass Business Unit.

With this acquisition, Vitro has 3 float manufacturing facilities and 23 processing plants previously owned in Mexico, United States, Colombia, Spain and Portugal.

Vitro AFG is part of Vitro's Flat Glass business unit focused on the manufacturing, processing and distribution of flat glass for the construction and automotive industry with annual sales in 2006 of US$1,176 million. Vitro's Flat Glass business unit is the largest flat glass producer in Mexico and an important player in Latin America, United States and Europe.

Vitro AFG employs 230 people and manufactures 155,000 tons per year of float glass for the construction market.

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is a leading participant in two distinct types of: flat glass and glass containers. The Vitro companies manufacture products for a variety of markets, including construction and automotive glass;beverage, cosmetic, pharmaceuticals, food, liquor, and wine glass containers. Vitro also produces raw materials and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 and based in Monterrey, Mexico Vitro subsidiaries have facilities and a significant distribution network in nine countries, located in North, Central and South America, and Europe, and export products to more than 40 countries worldwide. For more information, you can access Vitro's Website at:http://www.vitro.com

For further information, please contact:

Investor Relations Adrian Meouchi / Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Maura Gedid Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mgedid@breakstone-group.com	Media Relations Albert Chico Vitro, S.A.B. de C.V. + (52) 81-8863-1661 achico@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: August 27, 2007